SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:  McDonald’s Corp..

NAME OF PERSON RELYING ON EXEMPTION:  CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The communication below is being sent to investors by employees of CtW Investment Group, and by employees of the New York City Comptroller’s Office on behalf of the New York City Pension Funds.]

Hi _____,

We want to make sure you have seen our letter in which we detail why we are recommending that McDonald’s shareholders vote against Directors Chairman Enrique Hernandez, Jr. (Item 1e) and Richard Lenny (Item 1g), at the McDonald’s Corp (NYSE: MCD) Annual Meeting on May 20, 2021. The letter is available at: https://www.sec.gov/Archives/edgar/data/0000063908/000137773921000039/shletter.htm. Such a vote would express your support for director accountability and for a “zero reward” policy in cases of sexual misconduct. Do you have some time in the next few days in order to schedule a call to discuss our concerns?

As long-term, responsible shareholders, we believe that these directors are most responsible for the Board’s flawed investigation into former CEO Steve Easterbrook’s misconduct that led to the Board’s ill-fated decision to terminate him “without cause” in November 2019 for fraternizing with a subordinate--despite the Board’s determination that Easterbrook had violated Company policy and demonstrated poor judgment. The Board’s indefensible “without cause” determination awarded Easterbrook a generous multi-million dollar severance package. Furthermore, the Board’s missteps have ensnared McDonald’s in an unnecessary and costly legal fight to recoup those unwarranted severance payments from Easterbrook.

Summary of our concerns:

•         The Board readily believed Easterbrook’s false claims that there were no other unethical relationships and used it as an excuse to not investigate any further.

•         The Board set a poor “tone at the top” that fostered a workplace culture permissive of inappropriate behavior and violations of Company policy.

•         The board has inadequately refreshed itself with directors that have the necessary skills and experience to oversee the Company’s material risks.

•         Proxy advisory firm Glass-Lewis supported our view and recommended shareholders vote against Hernandez and Lenny. Glass Lewis stated: “In our view, the chair of the board has the ultimate responsibility of investigating violations of Company policy and risk oversight. We have substantial concerns that the board did not appropriately manage risk related to its decision to terminate former CEO Steve Easterbrook without cause … Additionally, we are concerned by the allegations that the internal investigation overseen by the board in response to the allegations of executive misconduct may have been flawed.”

We look forward to speaking to you soon.

Sincerely,

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